Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VISUAL MANAGEMENT SYSTEMS, INC.

          The undersigned, being the President and Chief Executive Officer of Visual Management Systems, Inc., a corporation existing under the laws of the State of Nevada (the “Corporation”), does hereby certify as follows:

1.	The Corporation is a corporation formed under the laws of the State of Nevada, and its Certificate of Incorporation was filed in the office of the Secretary of State on March 12, 2004.

2.

Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the existing Section 4.1 and replacing it to read in its entirety as follows:

Section 4.1. Total Number of Shares. The total number of shares of all classes of stock which the Corporation has authority to issue is one billion ten million (1,010,000,000), consisting of one billion shares of common stock, $0.001 par value per share (the “Common Stock”), and ten million (10,000,000) shares of preferred stock $0.001 par value per share (the “Preferred Stock”), of which two thousand three hundred (2,300) shares are hereby designated as Series A Convertible Preferred Stock.

3.

The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the unanimous written consent of the Corporation’s Board of Directors and a majority of the Corporation’s stockholders in accordance with the provisions of Sections 78.207 and 78.390 of the Revised States of the State of Nevada.

          IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed to this Amendment to the Corporation’s Amended and Restated Certificate of Incorporation, to be signed by Jason Gonzalez, its President and Chief Executive Officer, this 27th day of March, 2009.

VISUAL MANAGEMENT SYSTEMS, INC.

By:	/s/ Jason Gonzalez

Name:	Jason Gonzalez
Title:	President and Chief Executive Officer